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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          -----------------------------

                                  SCHEDULE 13G


                                 MAIL.COM, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   560311 10 2
                                 (CUSIP Number)

                             David W. Ambrosia, Esq.
                                 Mail.com, Inc.
                             11 Broadway, 6th Floor
                               New York, NY 10004
                            Tel. No.: (212) 425-4200
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 17, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)


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
======================================================================================
CUSIP NO. 560311 10 2   13G                                          Page 2 of 6 Pages

--------------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GERALD GORMAN
--------------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                               (b) [ ]
--------------------------------------------------------------------------------------
      3   SEC USE ONLY
--------------------------------------------------------------------------------------
      4   CITIZENSHIP OR PLACE OF ORGANIZATION
              AUSTRALIAN CITIZEN
--------------------------------------------------------------------------------------
                    5   SOLE VOTING POWER
                            12,151,187*
  NUMBER OF   ------------------------------------------------------------------------
    SHARES          6   SHARED VOTING POWER
 BENEFICIALLY               0
OWNED BY EACH  ------------------------------------------------------------------------
  REPORTING         7   SOLE DISPOSITIVE POWER
 PERSON WITH                12,151,187*
              ------------------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              12,151,187*
--------------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
--------------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              23.2%**
--------------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON
              IN
======================================================================================


-------------------
* excludes 36,353 options that were not exerciseable within 60 days of the date hereof.

** 10,000,000 of the shares of Mail.com Class A Common Stock beneficially held by Mr. Gorman are issuable upon conversion of Mr. Gorman's holdings of Mail.com's Class B Common Stock. Given that each share of Class B Common Stock is entitled to ten votes per share, Mr. Gorman beneficially owns equity securities of Mail.com representing approximately 71.7% of the voting power of Mail.com (assuming no conversion of the Class B Common Stock and the exercise of all employee stock options held by him that are exerciseable within 60 days of the date of this report ).


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Item 1(a) Name of Issuer.

       Mail.com, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices.

       11 Broadway, 6th Floor
       New York, NY 10004

Item 2(a) Name of Person Filing.

       This Statement is being filed by Mr. Gerald Gorman.

Item 2(b) Address of Principal Business Office or, if None, Residence.

       The address of Mr. Gorman is 11 Broadway, 6th Floor, New York, NY 10004.

Item 2(c) Citizenship.

       Mr. Gorman is a citizen of Australia.

Item 2(d) Title of Class of Securities.

       Class A Common Stock, $0.01 par value per share.

Item 2(e) CUSIP Number.

       560311 10 2.

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

          (e) [ ] An investment advisor in accordance with Rule
                  13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G).


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          (h) [ ] A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box: [ ]

       Not applicable.

Item 4.   Ownership.

       (a) Amount Beneficially Owned: As of the date of this report, Mr. Gorman beneficially owned 12,151,187 shares of Class A Common stock of the Issuer. Such number of shares includes 10,000,000 shares of Class A Common Stock issuable upon conversion of Mr. Gorman's Class B Common Stock and 26,982 shares of Class A common stock issuable upon exercise of options that are exerciseable within 60 days of this report.

       (b) Percent of Class: Mr. Gorman is deemed to beneficially own approximately 23.2% of the outstanding shares of Class A Common Stock of the Issuer. 10,000,000 shares of Class A Common Stock deemed to be beneficially owned by Mr. Gorman are issuable upon conversion of an equal number of shares of Class B Common Stock and 26,982 shares of Class A common stock issuable upon exercise of options that are exerciseable within 60 days of this report. Given that each share of Class B Common Stock is entitled to 10 votes per share, Mr. Gorman owns equity securities of the Issuer representing approximately 71.7% of its aggregate voting power.

       (c) Mr. Gorman holds sole voting power with respect to 12,151,187 shares of Class A Common Stock and holds sole dispositive power with respect to such shares.

Item 5.   Ownership of Five Percent or Less of A Class.

       Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

       Not applicable.

Item 7. Identification And Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

       Not applicable.

Item 8.   Identification And Classification of Members of The Group.

       Not applicable.


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Item 9.   Notice of Dissolution of Group.

       Not applicable.

Item 10.  Certification.

       Not applicable.













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                                    SIGNATURE

       After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 11, 2000
                                                  ------------------------------
                                                              Date


                                                  /s/ Gerald Gorman
                                                  ------------------------------
                                                            Signature


                                                  Gerald Gorman
                                                  ------------------------------
                                                              Name














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